Mail Stop 4561							August 8, 2008

Jorge Horacio Brito
Chief Executive Officer
Macro Bank Inc.
Sarmiento 447
1041 Buenos Aires
Republic of Argentina

		**Re:	Macro Bank Inc.**
			Form 20-F
			Filed June 30, 2008
			File No. 001-32827

Dear Mr. Brito:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F

Item 3. Key Information

Selected Financial Data, page 1

1.	Item 3.A.3 of Form 20-F requires disclosure of the exchange rate in this section. Please confirm that in future filings you will include a cross-reference to the section where exchange ratio information is located if it is disclosed other than in Item 3.

Item 4. Information on the Company

C. Organizational Structure

Subsidiaries, page 38

2.   Your disclosure does not fully comply with Item 4.C of Form 20-F. For example, it does not disclose the country of incorporation or residence of each subsidiary, nor does it disclose the proportion of ownership interest. Please revise your future filings accordingly.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders, page 82

3.   Please confirm that in future filings you will indicate whether the company's major shareholders have different voting rights. If major shareholders do not have different voting rights, please include an appropriate negative statement to that effect. Refer to Item 7.A.1(c) of Form 20-F.

Item 9. The Offer and Listing

A. Offer and listing details, page 85

4.   This section does not fully comply with Item 9.A.4 of the Form 20-F. You must provide the annual high and low market prices for the five most recent full financial years. Additionally, the host country market price must be provided for each covered period. Please revise your future filings to comply with this item requirement.

Item 10. Additional Information

Documents on Display, page 96

5.   The correct address for the public reference room of the Securities and Exchange Commission is 100 F Street, NE, Washington, D.C. 20549. Please revise your future filings accordingly.

Exhibits

Exhibits 12.1 and 12.2

6.   The certifications omit a portion of the introductory language to paragraph 4. Please revise. You may file an abbreviated amendment consisting of a cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certifications. Additionally, we remind you that certifications required under Exchange Act Rules 13a-14(a) and 15d-

14(a) must be in the exact form set forth in Form 20-F. Refer to Instructions as to Exhibits of the Form 20-F.

*   *   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Matt McNair, Staff Attorney, at (202) 551-3583 or me at (202) 551-3436 with any questions.

Sincerely,

Gregory Dundas
Senior Attorney

cc: Hugo N.L. Bruzone, Esq.
        Bruchou, Fernandez Madero & Lombardi
        Ing. Butty 275, 12th Floor
        C1001AFA – Buenos Aires, Argentina

        By fax (646) 848-5009
        Antonia E. Stolper, Esq.
        Shearman & Sterling LLP